Preliminary Collateral Termsheet

[$302,682,601] Approximate

RFMSI Series 2006-S6 Trust
(Issuing Entity)

Mortgage Asset-Backed Pass-Through Certificates, Series 2006-S6

Residential Funding Corporation
(Sponsor and Master Servicer)

Residential Funding Mortgage Securities I, Inc.
(Depositor)

IMPORTANT NOTICE REGARDING THE CONDITIONS FOR THIS OFFERING OF ASSET-BACKED SECURITIES

The asset-backed securities referred to in these materials are being offered when, as and if issued. In particular, you are advised that asset-backed securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the issuer nor the underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

IMPORTANT INFORMATION AND IRS CIRCULAR 230 NOTICE

This material has been prepared for information purposes to support the promotion or marketing of the transaction or matters addressed herein. This is not a research report and was not prepared by the Morgan Stanley research department. It was prepared by Morgan Stanley sales, trading, banking or other non-research personnel. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor. Past performance is not necessarily a guide to future performance. Please see additional important information and qualifications at the end of this material.

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of this e-mail or at the bottom of the e-mail communication to which this material may have been attached are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

The information set forth below, entitled "preliminary information", was derived from a preliminary pool of mortgage loans which is not representative of the mortgage loans that will comprise the final mortgage loan pool. The preliminary pool of mortgage loans represents only a subset of the final mortgage loan pool and mortgage loans that are included in the preliminary mortgage loan pool may be removed from the final mortgage loan pool. It is expected that the characteristics of the final mortgage loan pool will differ, and may differ materially, from the characteristics of the preliminary pool of mortgage loans and the preliminary information may differ materially from information of a similar type if derived from the final mortgage loan pool. Although the characteristics of the final mortgage loan pool are expected to be within the parameters for the mortgage loan characteristics as set forth in the tables entitled "Collateral Stipulations - Mortgage Pool Characteristics" in the accompanying Preliminary Termsheet, they are not expected to conform in all material respects to the characteristics of the preliminary mortgage loan pool. You should refer to the parameters for the mortgage loan characteristics in the tables entitled "Collateral Stipulations - Mortgage Pool Characteristics" in the accompanying Preliminary Termsheet.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Certificates, supersedes any information contained in any prior similar materials relating to the Certificates. The information in this free writing prospectus is preliminary, and is subject to completion or change. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the Certificates, until we have accepted your offer to purchase Certificates.

The Certificates referred to in these materials are being sold when, as and if issued. The issuer is not obligated to issue such Certificates or any similar security and the underwriter's obligation to deliver such Certificates is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of such Certificates when, as and if issued by the issuer. You are advised that the terms of the Certificates, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of Certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that Certificates may not be issued that have the characteristics described in these materials. The underwriter's obligation to sell such Certificates to you is conditioned on the mortgage loans and Certificates having the characteristics described in these materials. If for any reason the issuer does not deliver such Certificates, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the Certificates which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

2006 RFMSI-S6
This represents only a portion of the final collateral pool
All records

MORGAN STANLEY
583 records
Balance: 302,682,601

Product Type	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
Balloon 15/30	6	3,153,176.38	1.04	6.466	708	62.34
Fixed 20 Yr	3	427,250.00	0.14	6.929	681	80.01
Fixed 30 Yr	361	181,661,379.72	60.02	6.539	740	69.17
Fixed 30 Yr - IO 10 Yrs	213	117,440,794.95	38.80	6.568	741	71.73
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Index Type	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
Fixed Rate	583	302,682,601.05	100.00	6.550	740	70.11
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Current Mortgage Loan Principal Balance ($)	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
0.01 - 100,000.00	3	259,000.00	0.09	6.536	683	73.63
100,000.01 - 200,000.00	57	9,057,834.88	2.99	6.732	701	71.46
200,000.01 - 300,000.00	53	13,327,491.25	4.40	6.700	709	72.70
300,000.01 - 400,000.00	32	11,374,613.76	3.76	6.648	729	70.44
400,000.01 - 500,000.00	162	75,049,250.57	24.79	6.541	735	71.54
500,000.01 - 600,000.00	109	60,128,662.60	19.87	6.515	746	72.89
600,000.01 - 700,000.00	76	49,038,077.64	16.20	6.500	752	71.12
700,000.01 - 800,000.00	35	26,409,226.31	8.73	6.482	743	70.18
800,000.01 - 900,000.00	17	14,480,613.17	4.78	6.466	732	67.50
900,000.01 - 1,000,000.00	27	26,280,014.90	8.68	6.614	752	63.94
1,000,000.01 - 1,500,000.00	8	9,866,815.97	3.26	6.566	730	62.41
1,500,000.01 >=	4	7,411,000.00	2.45	6.773	745	56.25
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Minimum: 76,500.00
Maximum: 2,527,000.00
Average: 519,181.13
Total: 302,682,601.05

Seasoning	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
<= 0	216	84,897,616.00	28.05	6.698	724	67.97
1 - 3	350	207,829,018.22	68.66	6.499	748	70.84
4 - 6	14	8,485,737.66	2.80	6.326	704	70.50
7 - 9	2	829,119.26	0.27	6.690	736	87.53
13 - 15	1	641,109.91	0.21	6.250	697	88.00
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Minimum: 0
Maximum: 13
Weighted Average: 1

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

2006 RFMSI-S6
This represents only a portion of the final collateral pool
All records

MORGAN STANLEY
583 records
Balance: 302,682,601

Remaining Term to Stated Maturity	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
121 - 240	3	427,250.00	0.14	6.929	681	80.01
241 - 360	580	302,255,351.05	99.86	6.550	740	70.09
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Minimum: 240
Maximum: 360
Weighted Average: 359

Original Term to Maturity	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
121 - 240	3	427,250.00	0.14	6.929	681	80.01
241 - 360	580	302,255,351.05	99.86	6.550	740	70.09
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Minimum: 240
Maximum: 360
Weighted Average: 360

Mortgage Rates (%)	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
5.501 - 6.000	26	15,545,499.25	5.14	5.879	752	71.57
6.001 - 6.500	259	140,978,731.37	46.58	6.391	747	70.40
6.501 - 7.000	272	135,760,139.62	44.85	6.731	732	69.72
7.001 - 7.500	23	8,462,654.31	2.80	7.232	711	78.24
7.501 - 8.000	3	1,935,576.50	0.64	7.802	780	27.84
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Minimum: 5.625%
Maximum: 7.875%
Weighted Average: 6.550%

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
<= 30.00	8	4,776,777.41	1.58	6.849	749	23.78
30.01 - 35.00	4	2,181,976.50	0.72	7.171	783	33.14
35.01 - 40.00	13	6,005,340.09	1.98	6.545	756	38.53
40.01 - 45.00	8	3,006,586.51	0.99	6.374	728	43.68
45.01 - 50.00	24	13,904,431.28	4.59	6.492	745	48.52
50.01 - 55.00	19	13,364,802.39	4.42	6.607	723	53.77
55.01 - 60.00	33	19,920,958.17	6.58	6.565	746	57.92
60.01 - 65.00	37	20,383,908.31	6.73	6.486	746	63.49
65.01 - 70.00	66	42,225,972.72	13.95	6.496	744	68.77
70.01 - 75.00	67	37,397,356.98	12.36	6.581	727	73.94
75.01 - 80.00	287	134,501,792.06	44.44	6.543	741	79.69
80.01 - 85.00	7	1,251,049.48	0.41	6.687	662	83.23
85.01 - 90.00	9	3,345,587.14	1.11	6.650	687	89.50
90.01 - 95.00	1	416,062.01	0.14	7.375	769	95.00
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Minimum: 17.00%
Maximum: 95.00%
Weighted Average by Current Balance: 70.11%

2006 RFMSI-S6
This represents only a portion of the final collateral pool
All records

MORGAN STANLEY
583 records
Balance: 302,682,601

FICO Score	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
601 - 625	4	1,411,103.04	0.47	6.760	623	83.35
626 - 650	31	10,322,492.25	3.41	6.584	640	72.29
651 - 675	41	17,759,711.03	5.87	6.679	663	74.63
676 - 700	86	40,597,868.14	13.41	6.574	690	68.99
701 - 725	78	38,507,645.25	12.72	6.612	713	69.70
726 - 750	99	52,829,126.57	17.45	6.512	738	71.79
751 - 775	108	61,345,221.06	20.27	6.564	765	69.76
776 - 800	108	64,628,976.25	21.35	6.494	788	67.32
801 - 825	28	15,280,457.46	5.05	6.451	807	73.48
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Non-Zero Minimum: 622
Maximum: 816
Non-Zero Weighted Average: 740

Geographic Distribution by State	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
California	170	90,816,969.12	30.00	6.614	740	65.31
Virginia	69	36,640,228.24	12.11	6.496	745	73.72
Florida	47	27,834,640.77	9.20	6.541	736	70.89
Washington	31	14,564,763.75	4.81	6.522	757	73.02
New Jersey	28	13,648,115.43	4.51	6.604	738	71.59
Maryland	23	11,600,990.15	3.83	6.486	722	75.03
District of Columbia	16	9,456,846.18	3.12	6.582	743	74.58
Colorado	20	8,736,809.01	2.89	6.470	736	72.94
Texas	15	8,518,039.94	2.81	6.625	725	75.29
New York	16	7,970,926.29	2.63	6.496	741	67.31
Other	148	72,894,272.17	24.08	6.510	740	71.10
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Number of States Represented: 41

Occupancy	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
Primary	561	290,724,828.71	96.05	6.548	739	69.84
Second Home	22	11,957,772.34	3.95	6.596	756	76.56
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Documentation Level	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
Full/Alternate Documentation	381	202,628,391.12	66.94	6.534	741	72.41
Reduced Documentation	202	100,054,209.93	33.06	6.583	738	65.44
Total:	583	302,682,601.05	100.00	6.550	740	70.11

2006 RFMSI-S6
This represents only a portion of the final collateral pool
All records

MORGAN STANLEY
583 records
Balance: 302,682,601

Purpose	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
Purchase	315	175,168,459.84	57.87	6.523	751	73.88
Refinance - Cashout	197	96,097,523.31	31.75	6.629	724	64.29
Refinance - Rate Term	71	31,416,617.90	10.38	6.459	726	66.87
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Property Type	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
Single Family Residence	385	204,467,257.26	67.55	6.560	741	68.93
Planned Unit Development	132	71,598,577.65	23.65	6.501	739	71.24
Condominium	34	12,771,472.99	4.22	6.625	741	78.94
Townhouse	11	4,109,359.24	1.36	6.732	711	77.54
Condo - High Rise >9 floors	7	3,327,369.40	1.10	6.435	743	77.68
2-4 Family	7	3,296,614.51	1.09	6.630	748	62.42
Condo Midrise (5-8 Stories)	7	3,111,950.00	1.03	6.530	728	75.49
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Prepayment Penalty Term	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
0	560	287,523,327.92	94.99	6.554	740	70.40
12	1	980,000.00	0.32	6.250	693	48.00
36	22	14,179,273.13	4.68	6.493	739	65.74
Total:	583	302,682,601.05	100.00	6.550	740	70.11

Conforming	Number of Mortgage Loans	Total Current Balance of Collateral ($)	% of Total Current Balance (%)	Weighted Average Coupon (%)	Weighted Average FICO	Weighted Average Original Subject LTV (%)
Non-Conforming Balance	421	261,441,886.30	86.37	6.531	744	69.87
Conforming Balance	162	41,240,714.75	13.63	6.669	713	71.59
Total:	583	302,682,601.05	100.00	6.550	740	70.11

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